UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2024

Commission File Number 001-37928

ChipMOS TECHNOLOGIES INC.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 5, 2024	ChipMOS TECHNOLOGIES INC. (Registrant)

	By:	/S/ S. J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & President

On November 5, 2024, ChipMOS TECHNOLOGIES INC. (the “Company”) (Taiwan Stock Exchange: 8150 and Nasdaq: IMOS) held the 4th meeting of its 11th Board of Directors (the “Board”), at which time the following matters were resolved with public announcements made in Taiwan regarding such resolutions:

(1)
The Company’s Q3 2024 consolidated financial statements; and
(2)
Approval of the release of managerial officers from the restriction of engaging in competitive activities in accordance with Article 32 of the Company Act.

With respect to resolution (1), the Company’s consolidated results for the nine months ended September 30, 2024 include:

- operating revenue of NT$17,296,322 thousand,

- gross profit from operations of NT$2,429,291 thousand,

- operating profit of NT$1,157,243 thousand,

- profit before income tax of NT$1,375,761 thousand,

- profit of NT$1,187,764 thousand,

- profit attributable to equity holders of the Company of NT$1,187,764 thousand,

- basic earnings per share of NT$1.63; and

as of September 30, 2024,

- total assets of NT$45,290,471 thousand,

- total liabilities of NT$20,448,405 thousand,

- equity attributable to equity holders of the Company of NT$24,842,066 thousand.

On resolution (2), the Board resolved to appoint Mr. Jesse Huang, senior vice president of the Company, as the Company’s representative to serve as the director of JMC ELECTRONICS CO., LTD. According to Article 32 of the Company Act, a managerial officer of a company shall not concurrently act as a managerial officer of another company, nor shall he/she engage, for his/her benefit or for any other, in any business which is the same as that of the company appoints him/her, unless otherwise approved by the board of directors of that company.